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E-Mail:	TMarek@Oppenheimer.com

July 24, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Room 7010

Washington, D.C. 20549-7010

Attn: Pamela A. Long, Dieter King,

Andy Schoeffler, Tracey Houser, and Al Pavot

Re:	Select Comfort Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2009
Form 10-K for Fiscal Year Ended January 3, 2009
Filed March 19, 2009
File No. 000-25121

Dear Ladies and Gentlemen:

On behalf of Select Comfort Corporation, a Delaware corporation (the “Company”), I am responding to the comment letter dated June 20, 2009, from Ms. Pamela A. Long to Mr. Mark A. Kimball of Select Comfort Corporation, regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed July 14, 2009 and the Company’s Form 10-K for the fiscal year ended January 3, 2009.

A responsive Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”) has been filed concurrently herewith via EDGAR.  To assist in your review we have also provided the SEC Staff members listed above with courtesy copies of Amendment No. 2 marked to show changes to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A.  For your convenience, we have repeated and numbered the comments from your letter dated July 20, 2009 in boldface print.  The Company’s responses are provided below each comment.

Preliminary Proxy Statement on Schedule 14A Filed June 1, 2009

General

1.                                      We read your response to prior comment one and reissue this comment.  In this regard, we note that each report or statement from which you incorporate by reference must be filed as an annex to your proxy statement, rather than the particular section that you are incorporating by reference.  Refer to Item 13(b)(2) of Schedule 14A.  Further, we note that the information set forth in Annex F and Annex G does not include all information required by Item 13(a) of Schedule 14A.  Please revise accordingly.  Refer to Item 13(a) of Schedule 14A.

Response:  As discussed with the Staff, the Company is not incorporating by reference any report or statement into the proxy statement.  Based on discussions with the Staff, we are not making any further revisions to the Annexes or the proxy statement because all of the information required by Item 13(a) of Schedule 14A is included in the body of the proxy statement and Annex F and Annex G.

Unaudited Pro Forma Financial Information, page 40

2.                                      We note that you have included an adjustment to exclude stock-based compensation from your historical operating results for each period presented.  As it appears you intend to continue to issue stock-based compensation in the future, it is unclear why you have included an adjustment to your pro forma income statement to remove stock-based compensation.  As such, please tell us the guidance in Article 11 of Regulation S-X that allows for the exclusion of these expenses recognized in your historical financial statements.

Response:  The Company has revised its unaudited pro forma financial information disclosure to remove the adjustment to exclude stock-based compensation from the Company’s historical operating results for each period presented.  Please see the changes to the “Unaudited Pro Forma Financial Information” beginning on page 40 of the marked copy of Amendment No. 2.

In addition to the Company’s responses to the comments provided in the letter dated July 20, 2009, and the corresponding changes in Amendment No.2, the Company included disclosure in Amendment No. 2 regarding the Company’s earnings release for the fiscal second quarter ended July 4, 2009. Please see page 71 of the marked copy of Amendment No. 2.  On July 23, 2009, the Company filed a Current Report on Form 8-K containing its second earnings information, a complete copy of which is set forth in Annex H to Amendment No. 2.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7309 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement.

Very truly yours,

/s/ Thomas R. Marek

Thomas R. Marek

cc:  Mark A. Kimball, Select Comfort Corporation

[SELECT COMFORT CORPORATION LETTERHEAD]

July 24, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Room 7010

Washington, D.C. 20549-7010

Attn: Pamela A. Long, Dieter King,

Andy Schoeffler, Tracey Houser, and Al Pavot

Re: Select Comfort Corporation

Preliminary Proxy Statement on Schedule 14A

Filed July 14, 2009

File No. 000-25121

Ladies and Gentlemen:

The undersigned, Select Comfort Corporation, a Delaware corporation (the “Company”), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Select Comfort Corporation

By:	/s/ Mark A. Kimball

Name:	Mark A. Kimball

Title:	Senior Vice President, Legal, General Counsel and Secretary